SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of May, 2007

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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Attached hereto and incorporated by reference herein is the Management's
Discussion and Analysis of Financial Condition and Results of Operations for Tefron Ltd. for the first quarter of 2007.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TEFRON LTD.

                                   (Registrant)


                                   By: /s/ Asaf Alperovitz
                                   -----------------------
                                   Asaf Alperovitz
                                   Chief Financial Officer


                                   By: /s/ Hanoch Zlotnik
                                   ----------------------
                                   Hanoch Zlotnik
                                   Treasurer

Date: May 21, 2007


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                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     Tefron Ltd. manufactures intimate apparel, active wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, J.C Penny, lululemon athletica, Puma, Patagonia, Reebok, Swimwear Anywhere and El Corte Englese, as well as other well known retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, day-wear, nightwear, bodysuits, swimwear, beach-wear, active-wear and accessories.

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

     The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis. As previously announced on April 27, 2006, Tefron closed the sale of its ownership interest in AlbaHealth. Accordingly, the financial statements of AlbaHealth are accounted for as discontinued operations, and the financial results described below therefore do not include the financial results of AlbaHealth. Tefron ceased to consolidate the financial statements of AlbaHealth commencing April 27, 2006.

THREE MONTHS ENDED MARCH 31, 2007

     SALES

     Sales for the first quarter ended March 31, 2007 decreased by 1.2% to $48.8 million, compared to sales of $49.4 million for the first quarter ended March 31, 2006. This slight decrease in revenues was due to an anticipated reduction in sales of active-wear during the first half of 2007. This reduction was partly offset by an increase in sales of swimwear and a slight increase in sales of intimate apparel products.


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     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 5.6% to $39.5 million in the first quarter of 2007 as compared to $37.4 million in the equivalent period of 2006. As a percentage of sales, cost of sales increased from 75.7% in the first quarter of 2006 to 80.9% in the first quarter of 2007. This increase was primarily due to the significant weakening of the US Dollar versus the Israeli Shekel and the previously identified pricing pressure in older collections of our intimate apparel product line.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses decreased by 4.5% to $4.3 million in the first quarter of 2007 as compared to $4.5 million in the equivalent period of 2006. As a percentage of sales, selling, general and administrative expenses decreased to 8.8% in the first quarter of 2007 as compared to 9.1% in the first quarter of 2006. This decrease was mainly attributed to a gain on sale of computer equipment to AlbaHealth, our former subsidiary, recorded in the first quarter of 2007 which was partially offset by an increase in our freight expenses principally due to the increase in sales of our swimwear product line. A number of our swimwear customers required us to be responsible for delivering products directly to their distribution warehouse, which increased our freight expenses.

     FINANCING EXPENSES, NET

     Financing expenses, net, were $0.4 million in the first quarter of 2007, compared to $0.3 million in the equivalent period of 2006. This increase was mainly due to the significant weakening of the US Dollar versus the Israeli Shekel which was partly offset by the decrease in interest paid to banks as a result of the continuing reduction of our bank debt.

     INCOME TAXES

     Tax expense for the first quarter of 2007 was $0.8 million as compared to tax expense of $1.9 million for the first quarter of 2006. The primary reason for this decrease was the reduction in pretax profit which was $4.6 million for the first quarter of 2007 as compared to $7.5 million for the first quarter of 2006. In addition, there was a reduction in the effective corporate tax rate from 27.1% in the first quarter of 2006 to 17.2% in the first quarter of 2007 resulting from the application of Israeli tax benefits in the first quarter of 2007 under our approved enterprise programs.


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     LIQUIDITY AND CAPITAL RESOURCES

     During the first quarter of 2007, the Company generated $5.4 million of cash flow from operations compared to $4.9 million during the first quarter of 2006. Additionally, the Company received net proceeds of $4.3 million from exercise of tradable options issued in the secondary offering in Israel in the beginning of 2006. This cash flow was used to invest $4.0 million, net, in short-term deposits and marketable securities, repay $1.5 million in bank debt, to pay $0.6 million in withholding taxes relating to a dividend to shareholders and to purchase $0.3 million in property, plant and equipment, net and together with other cash flow activities, increased cash and cash equivalents balance by $3.4 million from $4.0 million at December 31, 2006 to $7.3 at March 31, 2007. The balance of cash and cash equivalents, together with deposits and marketable securities, increased from $20.1 million at December 31, 2006 to $27.7 million at March 31, 2007.


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